Stradley, Ronon, Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, Pennsylvania 19103-7098
(215) 564-8000

October 27, 2010

VIA EDGAR TRANSMISSION

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention: James O’Connor

Re:	Delaware Group Equity Funds III (the “Registrant”)
File Nos. 002-28871 and 811-01485

Dear Mr. O’Connor:

I am writing on behalf of the above-referenced Registrant, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, to request the consent of the U.S. Securities and Exchange Commission (the “Commission”) to the withdrawal of the post-effective amendment (the “Amendment”) to the Registrant’s registration statement on Form N-1A filed with EDGAR submission type 485APOS, which was accepted via the EDGAR system at 2:57 p.m. on August 20, 2010 (Accession No. 0001137439-10-000114).  The Amendment includes series of the Registrant that have since been merged into series of other registered investment companies.

Therefore, the Registrant respectfully requests the Commission’s consent to the withdrawal of Registrant’s Amendment (Accession No. 0001137439-10-000114) filed under the EDGAR submission type 485APOS.

If you have any questions, or require anything further regarding the request, please contact me at (215) 564-8071.

Very truly yours,

/s/E. Taylor Brody
E. Taylor Brody, Esq.